UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Earlyworks Co., Ltd.

(Name of Issuer)

American Depositary Shares, each representing one ordinary share

(Title of Class of Securities)

27030F 103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27030F 103	Page 1 of 6

1.	Names of Reporting Persons. Satoshi Kobayashi
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,462,265*
	6.	Shared Voting Power 4,000,000*
	7.	Sole Dispositive Power 5,462,265*
	8.	Shared Dispositive Power 4,000,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,462,265*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 62.9%**
12.	Type of Reporting Person IN

*	Represents (i) 5,462,265 ordinary shares held personally by Mr. Satoshi Kobayashi, and (ii) 4,000,000 ordinary shares held through Themis Capital GK (合同会社テミスキャピタル), which is 100% owned by Mr. Satoshi Kobayashi.

**	The percentage is calculated based on 15,039,400 ordinary shares of the issuer, issued and outstanding as of December 31, 2023.

CUSIP No. 27030F 103	Page 2 of 6

1.	Names of Reporting Persons Themis Capital GK
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,000,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 26.6%*
12.	Type of Reporting Person FI

*	The percentage is calculated based on 15,039,400 ordinary shares of the issuer, issued and outstanding as of December 31, 2023.

CUSIP No. 27030F 103	Page 3 of 6

ITEM 1.

(a) Name of Issuer: Earlyworks Co., Ltd.

(b) Address of Issuer’s Principal Executive Offices: 5-7-11, Ueno, Taito-ku, Tokyo, Japan 110-0005

ITEM 2.

2(a) Name of Person Filing:

Satoshi Kobayashi

Themis Capital GK

2(b) Address of Principal Business Office, or if None, Residence:

Address of Satoshi Kobayashi: 8-7-501 HAKOZAKI-CHO, NIHONBASHI, CHUO-KU, TOKYO, JAPAN

Business address of Themis Capital GK: 5-7-11, Ueno, Taito-ku, Tokyo, Japan

2(c) Citizenship:

Satoshi Kobayashi: Japan

Themis Capital GK: Japan

2(d) Title of Class of Securities:

American Depositary Shares, each representing one ordinary share

2(e) CUSIP Number:

27030F 103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. 27030F 103	Page 4 of 6

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. 27030F 103	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

By:	/s/ Satoshi Kobayashi
Name:	Satoshi Kobayashi

Themis Capital GK

By:	/s/ Satoshi Kobayashi
Name:	Satoshi Kobayashi
Title:	Sole shareholder

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 27030F 103	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement